Exhibit 12.1

COVIDIEN PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(Dollars in Millions)

	Six Months Ended March 26, 2010	Fiscal Year
		2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before income taxes	$1,067	$1,851	$2,035	$351	$1,938	$1,647
Fixed charges:
Interest expense after capitalized interest	88	178	212	191	176	202
Rentals	19	36	29	24	23	24
	$1,174	$2,065	$2,276	$566	$2,137	$1,873
Fixed Charges:
Interest expense before capitalized interest	$89	$181	$217	$196	$179	$204
Rentals	19	36	29	24	23	24
	$108	$217	$246	$220	$202	$228
Ratio of Earnings to Fixed Charges	10.87	9.52	9.25	2.57	10.58	8.21

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of income from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt expenses and an appropriate interest factor on operating leases.